# SEC Schedule 13G/A (Amendment No. 1) — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: Inmune Bio, Inc., CIK 0001711754
CUSIP: 45782T105
Title of class of securities: Common Stock, par value $0.001 per share
Address of issuer's principal executive offices: 225 NE MIZNER BLVD, SUITE 640, BOCA RATON, Florida (FL), 33432
Date of event which requires filing of this statement: 03/31/2025
Filed pursuant to Rule 13d-1(c)
Amends the filing with accession number 0000921895-25-000109
Filed by CIK 0001949877

## Reporting persons
- Praetorian PR LLC: type of reporting person: investment adviser (IA), other (OO); citizenship or place of organization: Puerto Rico (PR); member of a group; sole voting power 0; shared voting power 1,437,200; sole dispositive power 0; shared dispositive power 1,437,200; aggregate amount beneficially owned 1,437,200 (6.2% of the class)
- Praetorian Capital Fund LLC: type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); member of a group; sole voting power 0; shared voting power 1,437,200; sole dispositive power 0; shared dispositive power 1,437,200; aggregate amount beneficially owned 1,437,200 (6.2% of the class)
- Praetorian Capital Management LLC: type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); member of a group; sole voting power 0; shared voting power 1,437,200; sole dispositive power 0; shared dispositive power 1,437,200; aggregate amount beneficially owned 1,437,200 (6.2% of the class)
- Mongolia (Barbados) Corp.: type of reporting person: corporation (CO); citizenship or place of organization: Barbados (C8); member of a group; sole voting power 0; shared voting power 220,000; sole dispositive power 0; shared dispositive power 220,000; aggregate amount beneficially owned 220,000 (1% of the class)
- Mongolia Growth Group Ltd.: type of reporting person: corporation (CO); citizenship or place of organization: Alberta Canada (A0); member of a group; sole voting power 0; shared voting power 220,000; sole dispositive power 0; shared dispositive power 220,000; aggregate amount beneficially owned 220,000 (1% of the class)
- Kupperman Harris: type of reporting person: parent holding company or control person (HC), individual (IN); citizenship or place of organization: United States (X1); member of a group; sole voting power 0; shared voting power 1,657,200; sole dispositive power 0; shared dispositive power 1,657,200; aggregate amount beneficially owned 1,657,200 (7.2% of the class)

## Item 1. Issuer
Name of issuer: Inmune Bio, Inc.
Address of issuer's principal executive offices: 225 NE Mizner Boulevard, Suite 640, Boca Raton, FL 33432

## Item 2. Person Filing
Name of person filing:
This statement is filed by Praetorian Capital Fund LLC ("Praetorian Fund"), Praetorian PR LLC ("Praetorian PR"), Praetorian Capital Management LLC ("PCM"), Mongolia (Barbados) Corp. ("Mongolia"), Mongolia Growth Group Ltd. ("MGG") and Harris Kupperman. Each of the foregoing is referred to as a "Reporting Person" and collectively as the "Reporting Persons."

Praetorian PR serves as the investment manager of Praetorian Fund and may be deemed to beneficially own the shares of common stock, par value $0.001 per share, of the Issuer (the "Shares") owned directly by Praetorian Fund. PCM serves as the manager of Praetorian Fund and may be deemed to beneficially own the Shares owned directly by Praetorian Fund. MGG is the controlling person and sole shareholder of Mongolia and may be deemed to beneficially own the Shares owned directly by Mongolia. Mr. Kupperman, as the managing member of each of Praetorian PR and PCM may be deemed to beneficially own the Shares owned directly by Praetorian Fund, and as the CEO and Executive Chairman of MGG may be deemed to beneficially own the Shares owned directly by Mongolia.
Address of principal business office or, if none, residence: The address of the principal office of each of Praetorian PR and Mr. Kupperman is Carr 429, Km 4.1, Bo. Barrero, Rincon, Puerto Rico 00677. The address of the principal office of each of Praetorian Fund and PCM is 3271 Riviera Drive, Coral Gables, Florida 33134. The address of the principal office of each of Mongolia and MGG is 100 King Street West, Suite 5600, Toronto, Ontario, Canada, M5X 1C9.
Citizenship: Each of Praetorian Fund and PCM are organized under the laws of Delaware. Praetorian PR is organized under the laws of Puerto Rico. Mongolia is organized under the laws of Barbados. MGG is organized under the laws of Alberta, Canada. Mr. Kupperman is a citizen of the United States of America.

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Not applicable.

## Item 4. Ownership
Amount beneficially owned:
As of the close of business on March 31, 2025:

(i) Praetorian Fund directly beneficially owned 1,437,200 Shares, including 181,800 Shares issuable upon the exercise of certain warrants exercisable within 60 days of March 31, 2025 (the "Warrants") and 390,400 Shares underlying certain call options exercisable within 60 days of March 31, 2025;

(ii) Praetorian PR, as the investment manager of Praetorian Fund, may be deemed the beneficial owner of the 1,437,200 Shares directly beneficially owned by Praetorian Fund;

(iii) PCM, as the manager of Praetorian Fund, may be deemed the beneficial owner of the 1,437,200 Shares directly beneficially owned by Praetorian Fund;

(iv) Mongolia directly beneficially owned 220,000 Shares, including 85,000 Shares underlying certain call options exercisable within 60 days of March 31, 2025;

(v) MGG, as the controlling person and sole shareholder of Mongolia, may be deemed the beneficial owner of the 220,000 Shares directly beneficially owned by Mongolia; and

(vi) Mr. Kupperman, as the managing member of each of Praetorian PR and PCM and the CEO and Executive Chairman of MGG, may be deemed the beneficial owner of the 1,437,200 Shares directly beneficially owned by Praetorian Fund and the 220,000 Shares directly beneficially owned by Mongolia.

The filing of this Schedule 13G shall not be deemed an admission that the Reporting Persons are, for purposes of Section 13(d) of the Securities Exchange Act of 1934, as amended, the beneficial owners of any securities of the Issuer that such Reporting Person does not directly own. Each of the Reporting Persons specifically disclaims beneficial ownership of the securities reported herein that he or it does not directly own.
Percent of class:
The following percentages are based on 22,930,311 Shares outstanding as of March 27, 2025, which is the total number of Shares outstanding as disclosed in the Issuer's Annual Report on Form 10-K filed with the Securities and Exchange Commission on March 27, 2025, plus the Shares underlying the Warrants that may be exercised by the Reporting Persons, as applicable.

As of the close of business on March 31, 2025, (i) Praetorian Fund beneficially owned approximately 6.2% of the outstanding Shares, (ii) each of Praetorian PR and PCM may be deemed to beneficially own approximately 6.2% of the outstanding Shares, (iii) Mongolia beneficially owned approximately 1.0% of the outstanding Shares, (iv) MGG may be deemed to beneficially own approximately 1.0% of the outstanding Shares and (v) Mr. Kupperman may be deemed to beneficially own approximately 7.2% of the outstanding Shares.
Sole power to vote or to direct the vote: See Cover Pages Items 5-9.
Shared power to vote or to direct the vote: See Cover Pages Items 5-9.
Sole power to dispose or to direct the disposition: See Cover Pages Items 5-9.
Shared power to dispose or to direct the disposition: See Cover Pages Items 5-9.

## Item 5. Ownership of 5 Percent or Less of a Class
Not applicable.

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Not applicable.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Not applicable.

## Item 8. Identification and Classification of Members of the Group
Identification and classification of members of the group: See Exhibit 99.1 to the Schedule 13G filed by the Reporting Persons with the Securities and Exchange Commission on January 15, 2025.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Certification: By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under ?? 240.14a-11.

## Signatures
- Praetorian PR LLC: /s/ Harris Kupperman, Harris Kupperman, Managing Member (04/10/2025)
- Praetorian Capital Fund LLC: /s/ Harris Kupperman, Harris Kupperman, Managing Member of its Manager (04/10/2025)
- Praetorian Capital Management LLC: /s/ Harris Kupperman, Harris Kupperman, Managing Member (04/10/2025)
- Mongolia (Barbados) Corp.: /s/ Genevieve Walkden Jackson, Genevieve Walkden Jackson, Chief Financial Officer of its Controlling Person and Sole Shareholder (04/10/2025)
- Mongolia Growth Group Ltd.: /s/ Harris Kupperman, Harris Kupperman, CEO and Executive Chairman (04/10/2025)
- Kupperman Harris: /s/ Harris Kupperman, Harris Kupperman (04/10/2025)